November 4, 2021



Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603


                 Re: Guggenheim Defined Portfolios, Series 2178
                     File Nos. 333-260164 and 811-03763

Dear Mr. Fess:

        On October 8, 2021, you filed a registration statement on Form S-6 for Guggenheim
Defined Portfolios, Series 2178, a unit investment trust that consists of the abrdn Blue Chip
International Portfolio, Series 1 (the    Trust   ). We have reviewed the
registration statement, and
have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary     Investment Objective (page 2)

1. The Trust seeks to maximize total return through capital appreciation. Inasmuch as total return typically includes both capital appreciation and income, please explain to us why the
   Trust   s statement of its investment objective is appropriate since the
Trust does not seek
   income.

Investment Summary     Principal Investment Strategy (page 2)

2. The second sentence states that the Trust will invest at least 80% of its assets in securities
   issued by blue chip companies that    are located in, or that derive the
highest concentration of
   their earnings or revenues from, non-U.S. countries.    The third sentence
of the second
   paragraph defines a company considered to be outside of the U.S. as a company that meets one or more of three specified criteria, including that the company is organized under the laws of, or has its principal office in, a country outside of the United States and the company derives the majority of its annual revenue or earnings or assets from goods produced, sales made or services performed in a country outside of the United States. Please reconcile these
 Eric F. Fess, Esq.
November 4, 2021
Page 2

   two sentences to disclose a single set of criteria used to determine whether an issuer is a non-
   U.S. issuer. We may have more comments after reviewing your response.

3. The last sentence of the first paragraph states that the Trust may invest in equity securities, which may include, but are not limited to common stocks, preferred stock and depository
   receipts. Please revise this sentence to replace    may invest    with
will invest   . Also, please
   replace    may include    with    include    and set forth all types of
equity securities in which the
   Trust will invest as part of its principal investment strategy.

4. Please disclose the Trust   s market capitalization policy with respect to
its equity investments.
   Please also disclose the corresponding risks of such market capitalization policy.

Investment Summary     Security Selection (pages 2     3)

5. The first sentence of the third paragraph states that the quality filter determines whether the company has good growth prospects and a balance sheet that supports expansion. Please disclose examples of criteria used to determine whether a company has good growth prospects and a balance sheet that supports expansion.

6. The third paragraph describes the integration of ESG analysis into investment decisions for all equity holdings. Inasmuch as integration of ESG analysis is not a principal strategy of the
   Trust, please move this disclosure to a section outside of the Principal Investment Strategy section and outside of the Investment Summary section. Also, in that location, please disclose the specific ESG factors that are integrated into investment decisions for equity holdings.

Investment Summary     Principal Risks (pages 4     6)

7. Inasmuch as the third bulleted principal risk factor describes the risks of ADRs, please revise
   the reference to    depository receipts    in the Principal Investment
Strategy section to refer to
   American Depository Receipts. Alternatively, please revise the principal risk factor to describe the risks of all of the types of depository receipts in which the Trust will invest as part of its principal investment strategy (e.g., GDRs) and identify such types of depository receipts in the Principal Investment Strategy section.

8. The fifth bulleted principal risk factor describes the risks of emerging markets. Please tailor the emerging market risk factor to reflect the specific emerging markets in which the Trust
   will principally invest. See ADI 2020-11 (Registered Funds    Risk
Disclosure Regarding
   Investment in Emerging Markets).

9. Inasmuch as integration of ESG factors is not a principal strategy of the Trust, please move disclosure of the ESG risk factor to a section outside of the Principal Risks section and outside of the Investment Summary.
 Eric F. Fess, Esq.
November 4, 2021
Page 3

Signatures

10. Please identify the Principal Accounting Officer or Comptroller of the Trust. See Section
    6(a) of the Securities Act of 1933 (   Securities Act   ).

GENERAL COMMENTS

11. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

12. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to
    Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us, and briefly state the basis for your position.
                                         *******

        In closing, we remind you that the trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6782.


Sincerely,

                                                                         /s/
Anu Dubey

                                                                            Anu
Dubey

Senior Counsel

cc:    Michael J. Spratt, Assistant Director
       Michael J. Shaffer, Branch Chief